UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TG Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88322Q108

(CUSIP Number)

LFB Biotechnologies S.A.S.U.

3, avenue des Tropiques

BP 40305

91 958 Courtaboeuf Cedex, France

Attn: Capucine Asseo

(+33) 169821030

(Name, address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 88322Q108

1	NAME OF REPORTING PERSONS LFB Biotechnologies, S.A.S.U.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,614,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,614,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,614,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%**
14	TYPE OF REPORTING PERSON OO

**	Based on 78,010,112 shares of common stock, par value $0.001 per share, outstanding as of May 1, 2018, as reported in TG Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

CUSIP No. 88322Q108

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed by LFB Biotechnologies, S.A.S.U., a société par actions simplifée established under the laws of France (“LFB”), with respect to the beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of TG Therapeutics, Inc., a Delaware corporation (the “Company”).

This Amendment amends and supplements the Schedule 13D initially filed by LFB with the Securities and Exchange Commission (the “SEC”) on November 15, 2012 and amended on May 11, 2015 and June 18, 2018 (the “Schedule 13D/A”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D/A. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D/A.

This amendment is being filed to disclose that LFB has entered into a cash-settled share forward transaction and is no longer the beneficial owner of 5% or more of the Common Stock of the Company.

Item 4 - Purpose of Transaction

Item 4 of Schedule 13D/A is hereby amended to add the following paragraph at the end of Item 4:

On July 6, 2018, LFB entered into a Cash-settled Share Forward Transaction Confirmation (the “Confirmation”) by and among LFB and Credit Agricole Corporate and Investment Bank (“CACIB”), represented by Credit Agricole Securities (USA) Inc., as agent (the “Agent”). Pursuant to the Confirmation, LFB sold 5,000,000 shares of Common Stock (the “Shares”) to CACIB in exchange for a prepayment of $44.0 million (the “Prepayment Amount”). During a period of approximately three months, and subject to adjustment by CACIB to account for its hedging activity and market disruptions (the “Execution Period”), CACIB may purchase or sell shares of Common Stock at any time, including in connection with hedge positions, on the Nasdaq Capital Market or otherwise, including through block transactions. LFB agreed that neither it nor any of its affiliates shall engage in trading of any kind involving shares of Common Stock, nor enter into any derivative transaction whose underlying securities are shares of Common Stock until the end of the Execution Period, without CACIB’s prior written consent. At the end of the Execution Period, to the extent that (i) the arithmetical average of the daily volume weighted average price for each Exchange Business Day (as defined in the Confirmation) over the Execution Period, plus an agreed premium, multiplied by the 5,000,000 Shares (the “Forward Cash Settlement Amount”) exceeds (ii) the Prepayment Amount minus an agreed portion of the Forward Cash Settlement Amount (such excess amount, the “Additional Payment Amount”), then CACIB has agreed to pay LFB the Additional Payment Amount. If the Additional Payment Amount is a negative number, then LFB has agreed to pay CACIB such Additional Payment Amount. The transaction is subject to termination upon certain Events of Default and Termination Events, each as defined in the Confirmation. LFB’s objective in entering into the Confirmation is to use the proceeds of the Prepayment Amount and the potential Additional Payment Amount for the business purposes of LFB and its affiliates, which are in the business of research, development and commercialization of pharmaceutical products.

The foregoing description of the Confirmation is qualified in its entirety by reference to the Confirmation, which is substantially in the form attached as Exhibit 4 hereto and incorporated by reference herein.

Following the sale of the Shares on July 6, 2018, pursuant to Rule 13d-3 of the Act, LFB and Laboratoire Francais may be deemed to beneficially own 2,614,855 shares. This represents approximately 3.4% of the Company’s outstanding Common Stock.

Item 5 - Interest in Securities of the Issuer

Item 5 of Schedule 13D/A is hereby amended in its entirety to read:

“(a) - (b) The number of shares of Common Stock beneficially owned by LFB is 2,614,855 shares. This represents approximately 3.4% of the Company’s outstanding Common Stock. LFB, as a wholly owned subsidiary, shares voting and dispositive power over these securities with its parent, Laboratoire Francais du Fractionnement et des Biotechnologies (“Laboratoire Francais”), a société anonyme established under the laws of France. The information contained in rows 8, 10, 11 and 13 on the cover page of this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of this Amendment and the Schedule 13D/A is incorporated by reference in its entirety into this Item 5.

CUSIP No. 88322Q108

(c) Other than as set forth in Item 4 above, to the best knowledge of each of LFB and Laboratoire Francais, there have been no transactions in the Company’s shares effected since the amendment to the Schedule 13D/A was filed on June 18, 2018 by LFB or Laboratoire Francais, or by any affiliate, executive officer or director of LFB or Laboratoire Francais.

(d) To the best knowledge of each of LFB and Laboratoire Francais, no person other than each of LFB and Laboratoire Francais has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by LFB identified in this Item 5.

(e) As of July 6, 2018, LFB ceased to beneficially own more than 5% of the Common Stock of the Company.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D/A is hereby amended to add the disclosure set forth above under Item 4 regarding the Confirmation immediately after the last paragraph of Schedule 13D/A.

Item 7 – Material to be Filed as Exhibits

Item 7 is hereby amended to add Exhibit 4 as set forth below:

Exhibit

4	Form of Cash-settled Share Forward Transaction Confirmation by and among LFB and Credit Agricole Corporate and Investment Bank, represented by Credit Agricole Securities (USA) Inc. as agent.

CUSIP No. 88322Q108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LFB BIOTECHNOLOGIES, S.A.S.U.

Date: July 11, 2018	By:	/s/ Denis Delval
Denis Delval
Director and Chief Executive Officer